Exhibit 99

IDACORP

February 23, 2010

FOR IMMEDIATE RELEASE

Lawrence F. Spencer
Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP, Inc. Announces Year-End and Fourth Quarter 2009 Results

BOISE—IDACORP, Inc. (NYSE:IDA) reported 2009 net income attributable to IDACORP, Inc. of $124.4 million or $2.64 per diluted share, compared to $98.4 million or $2.17 per diluted share in 2008.  IDACORP reported fourth quarter 2009 net income attributable to IDACORP, Inc. of $23.5 million or $0.49 per diluted share, compared to $7.4 million or $0.16 per diluted share in the fourth quarter of 2008.   Idaho Power Company, IDACORP’s principal subsidiary, reported fourth quarter net income of $25.9 million compared to $7.7 million in 2008.

“We resourcefully managed our business and achieved increased returns for our owners while moving forward on capital investments necessary to enable future economic development across the communities we serve,” said IDACORP, Inc. and Idaho Power Company CEO J. LaMont Keen.  “We remain focused on our core utility business guided by our vision to be regarded as ‘an exceptional utility’ by our customers, our owners and by others with whom we interact.”

“Our hard work is being recognized on many fronts, and overall 2009 was a very successful year,” added Keen.  “A purposeful regulatory strategy and diligence in preserving our financial strength while remaining mindful of the adverse economic conditions around us produced positive results.  We enter 2010 financially healthy with a two year regulatory framework established in our Idaho retail jurisdiction and our Langley Gulch Power Plant on schedule to come on line in 2012, positioning us to meet the customer needs we foresee coming out of the economic downturn.”

Performance Summary

A summary of IDACORP’s and each IDACORP subsidiary’s net income for the three months and twelve months ended December 31, 2009 to 2008 is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
	(in thousands except per diluted share amounts)

Earnings From:
Idaho Power Company	$25,892	$7,711	$122,559	$94,115
IDACORP Financial Services (IFS)	(53)	1,214	521	3,426
Ida-West Energy (IWE)	(52)	182	2,727	2,353
Holding Company and All Other	(2,274)	(1,663)	(1,457)	(1,480)
Net income attributable to
IDACORP, Inc.	$23,513	$7,444	$124,350	$98,414

Weighted average outstanding
shares–diluted	47,724	46,064	47,182	45,379
Earnings per diluted share	$0.49	$0.16	$2.64	$2.17

The following table presents a reconciliation of net income attributable to IDACORP, Inc. for the three and twelve months ended December 31, 2008 to December 31, 2009 (in millions):

	Three months		Year
	ended		ended
December 31, 2008		$7.4		$98.4
Change in Idaho Power net income before taxes:
Rate and other regulatory changes, net of PCA(1) and FCA(2) mechanisms	$15.3		$48.8
Reduced sales volumes	0.5		(23.3)
Increase in other O&M(3) expense, excluding FCA	(0.6)		(2.8)
Increase in depreciation expense	(5.0)		(8.5)
2008 OATT(4) rate refund	8.4		5.0
2008 Investment impairment	6.8		6.8
Other net increases (decreases)	(3.1)		0.3
(Increase) Decrease in income tax expense	(4.1)		2.1
Total increase in Idaho Power net income		18.2		28.4
Changes at holding company (net of tax)		(0.1)		0.7
Decreased net income at IFS (net of tax)		(1.3)		(2.9)
Other net decreases (net of tax)		(0.7)		(0.2)
December 31, 2009		$23.5		$124.4

(1)PCA - Power Cost Adjustment

(2)FCA - Fixed Cost Adjustment

(3)O&M - Operations and Maintenance

(4)OATT – Open Access Transmission Tariff

Changes to the Idaho PCA mechanism and base rate increases that both took effect in the first quarter of 2009, positively impacted net income as did decreased net power supply costs.  Earnings in 2009 also increased due to a May 2009 Oregon Public Utility Commission stipulation allowing the deferral for future recovery of $6.4 million of excess power supply costs incurred in 2007.

Idaho Power’s retail customer sales volumes decreased four percent in 2009 as compared to 2008.  Irrigation usage decreased 14 percent primarily due to increased precipitation.  Economic factors and energy conservation also contributed to the reduction in sales volume.

Other O&M expense increased due to an increase in payroll related expenses and uncollectible accounts and was partially offset by decreases in outside services and other office expenses.  Depreciation expense increased mainly due to the accelerated depreciation of the existing meter infrastructure.  Two items that positively impacted the comparison of 2009 to 2008 results relate to 2008 activities that did not recur in 2009;  an OATT rate refund ordered by the Federal Energy Regulatory Commission that reduced transmission revenue and an impairment of investments.

Idaho Power’s 2009 effective income tax rate decreased primarily due to examination settlements and the timing and amount of other regulatory flow-through tax adjustments, partially offset by the tax expense on higher  pre-tax income.

There was no accelerated amortization of deferred investment tax credits during 2009 as the Idaho jurisdictional earnings exceeded 9.5 percent of the Idaho retail common equity, as permitted by the Idaho 2009 settlement agreement.

Key Operating and Financial Metrics

	2010	2009
	Estimate	Actual
Idaho Power Operation &
Maintenance Expense (Millions)	$295-$305	$293
Idaho Power Capital
Expenditures (Millions) (1)	$355-$365	$273
Idaho Power Hydroelectric
Generation (Million MWh)(2)	6.5-8.5	8.1
Non-Regulated Subsidiary Earnings
and Holding Company Expenses (Millions)	$0-$3	$1.8
Effective Income Tax Rates:(3)
Idaho Power	13%-17%	23%
Consolidated – IDACORP	6%-10%	15%

(1)    The range includes amounts for Langley Gulch Power Plant, the Hemingway-Bowmont transmission line, the Hemingway substation and expenditures for the siting and permitting of major transmission expansions for Boardman to Hemingway and the Gateway West transmission projects.

(2)    The projected range for annual hydroelectric generation is based on 2009-2010 Snake River Basin snowpack at 60 percent of average on February 21, 2010, with reservoir storage levels in selected federal reservoirs upstream of Brownlee at approximately 118 percent of average as of February 21, 2010.

(3)    The effective income tax rate ranges include the utilization of up to $25 million of additional deferred investment tax credit (ADITC) amortization at Idaho Power.  The rates do not reflect discrete events such as examination settlements or method changes.

Earnings Guidance

Earnings guidance is being initiated for 2010 in the range of $2.65-$2.80 per diluted share.  The guidance incorporates benefits assumed under the settlement agreement approved by the Idaho Public Utilities Commission (IPUC) among Idaho Power Company, several of Idaho Power’s customers, the IPUC staff and others with respect to rates for 2009-2011.  Key elements of the settlement that relate to the guidance provided are the use of investment tax credits to get to a 9.5% return on equity in the Idaho jurisdiction and an equal sharing of any Idaho earnings exceeding the authorized level of 10.5%.  The guidance also incorporates the impacts of the estimated key operating metrics noted above.

More detailed financial information will be provided in IDACORP’s Annual Report on Form 10-K to be filed today with the Securities and Exchange Commission and posted to the IDACORP Web site at www.idacorpinc.com.

Web Cast / Conference Call

IDACORP will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast, or by calling (617) 614-3472 for listen-only mode.  The passcode is “Idaho”.  Details of the conference call logistics are posted on the company’s Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company’s Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.  To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

                    Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are “forward-looking statements” within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  The effect of regulatory decisions by the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Federal Energy Regulatory Commission affecting our ability to recover costs and/or earn a reasonable rate of return including, but not limited to, the disallowance of costs that have been deferred; changes in and compliance with state and federal laws, policies and regulations, including new interpretations by oversight bodies, which include the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, of existing policies and regulations that affect the cost of compliance, investigations and audits, penalties and costs of remediation that may or may not be recoverable through rates; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdictions; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions, global climate change, and energy policies; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company’s transmission system or the western interconnected transmission system; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; increases in uncollectible customer receivables; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets and other economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market, interest rates, credit spreads and other financial market conditions, as well as changes in government regulations, which affect the amount and timing of required contributions to pension plans and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.